EXHIBIT 99.1

FOR IMMEDIATE RELEASE

RADA Reports Record Q2/2020 Results and
Increases 2020 Revenue Guidance to $70 Million

•	Record Q2 revenues of $17.5 million, up 75% year-over-year
•	Increased full year revenue guidance from over $65 million to over $70 million

Netanya, Israel, August 11, 2020 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the three and six months periods ended June 30, 2020.

Highlights of the second quarter of 2020
•	Quarterly revenues up 75% year-over-year to a record $17.5 million
•	Net income of $0.7 million and Adjusted EBITDA of $1.75 million – 10% of revenue
•	2020 revenue guidance increased to over $70 million, implying over 58% growth year-over-year, with continued sequential revenue growth throughout the remainder of the year
•	US manufacturing facility at full operation to supply US market demand.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “We are very pleased with our results and the positive momentum in our business, which led to a significant 75% year-over-year revenue growth and sequential quarterly growth of 16%. Our strong revenue growth, stable gross margins and stabilizing operating expenses are yielding strong EBITDA improvement. We reported Adjusted EBITDA of $1.7 million in the quarter, which was more than double that of the first quarter.”

Continued Mr. Sella, “Our radars enable life-saving active protection solutions for advanced military tactical forces and critical infrastructure, and are in the heart of current modernization programs, especially in the USA. The strong demand for our radars is being driven by significant and urgent counter-UAV, SHORAD and C-RAM needs in the US and other geographies.  Our orders in-hand have enabled us to increase our 2020 revenue guidance to over $70 million. As our end-markets become mainstream, we expect the growth to continue throughout the remainder of this year and into 2021. Our net cash level of $30 million is sufficient for our working capital and R&D needs to support our expected strong growth.”

2020 Second Quarter Summary

Revenues totaled $17.5 million in the quarter compared with revenues of $10 million in the second quarter of 2019, an increase of 75%.

Gross profit totaled $6.2 million in the quarter (36% of revenues), an increase of 73% compared to gross profit of $3.6 million in the second quarter of 2019 (36% of revenues).

Operating income was $0.6 million in the quarter compared to an operating loss of $0.8 million in the second quarter of 2019.

Net income attributable to RADA’s shareholders in the quarter was $0.7 million, or $0.02 per share, compared to a net loss of $0.6 million, or $0.01 per share, in the second quarter of 2019.

Adjusted EBITDA was $1.7 million in the quarter compared to adjusted EBITDA loss of $0.3 million in the second quarter of 2019.

2020 First Half Summary

Revenues totaled $32.6 million in the first half of 2020 compared with revenues of $18.7 million in the first half of 2019, an increase of 74%.

Gross profit totaled $11.6 million in the first half (36% of revenues), an increase of 72% compared to gross profit of $6.7 million in the first half of 2019 (36% of revenues).

Operating income was $0.7 million in the first half of 2020 compared to an operating loss of $1.4 million in the first half of 2019.

Adjusted EBITDA was $2.6 million in the first half of 2020 compared to adjusted EBITDA loss of $0.3 million in the first half of 2019.

Net income attributable to RADA’s shareholders in the first half was $0.9 million, or $0.02 per share, compared to a net loss of $1 million, or $0.03 per share, in the first half of 2019.

As of June 30, 2020, RADA had net cash and cash equivalents of $29.5 million compared to $13.8 million as of year-end 2019.  The inventory level has increased to $26.5 million from $17.2 million as at the end of 2019. RADA management decided to strategically increase the inventory level to support the future expected growth and to ensure full availability of components, given the current environment and the need to mitigate against any negative influence of the Covid-19 pandemic on the supply chain.

Investor Conference Call

The Company will host a conference call later today, starting at 9:00 am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-281-1167; Israel 03-918-0644 and International +972-3-918-0644.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

A live webcast of the conference call will be available. Please register for the webcast 5-10 minutes prior to the call at RADA’s website: https://www.rada.com/corp/corporate-ir.html  following which, a link to the live webcast will be sent to you.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, the impact of COVID-19 on our company and our industry, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	(Unaudited)				Audited

Operating Income (loss)	$680	$(1,401)	$634	$(843)	$(2,103)
Depreciation	1,014	540	541	281	1,301
Non-cash stock-based compensation expense	682	560	401	288	1,150
Other non-cash amortization	232	6	169	6	59

Adjusted EBITDA	$2,608	$(295)	$1,745	$(268)	$407

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2020	December 31, 2019
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,908	$13,754
Restricted cash	495	380
Trade receivables	18,933	13,765
Contract assets	1,045	1,269
Other receivables and prepaid expenses	2,412	1,673
Inventories	26,474	17,196

Total current assets	79,267	48,037

LONG-TERM ASSETS:
Long-term receivables and other deposits	63	97
Property, plant and equipment, net	11,282	9,127
Operating lease right-of-use asset	7,585	7,654
Total long-term assets	18,930	16,878

Total assets	$98,197	$64,915

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term loan	$455	$-
Trade payables	15,756	7,661
Other accounts payable and accrued expenses	6,378	5,572
Advances from customers, net	751	1,563
Contract liabilities	6	196
Operating lease short-term liabilities	1,594	1,240

Total current liabilities	24,940	16,232

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	668	764
Operating lease long-term liabilities	6,073	6,499
Total long-term liabilities	6,741	7,263

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2020 and December 31, 2019; Issued and outstanding: 43,485,065 at June 30, 2020 and 38,456,693 at December 31, 2019.	437	394
Additional paid-in capital	145,388	121,212
Accumulated other comprehensive income	(1,195)	(1,195)
Accumulated deficit	(78,114)	(78,991)

Total RADA shareholders’ equity	66,516	41,420

Total liabilities and equity	$98,197	$64,915

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	(Unaudited)				Audited

Revenues	$32,577	$18,714	$17,506	$10,027	$44,331

Cost of revenues	20,980	11,975	11,288	6,441	28,394

Gross profit	11,597	6,739	6,218	3,586	15,937

Operating expenses:
Research and development	4,239	3,040	2,186	1,674	6,912
Marketing and selling	2,385	1,870	1,225	988	4,044
General and administrative	4,293	3,230	2,173	1,767	7,084
Total operating expenses:	10,917	8,140	5,584	4,429	18,040
Operating income (loss)	680	(1,401)	634	(843)	(2,103)

Other financial (expenses) income, net	197	43	73	1	(121)
Net income (loss) from continuing operations	877	(1,358)	707	(842)	(2,224)

Net loss from discontinued operations	-	-	-	-	(115)

Net income (loss)	877	(1,358)	707	(842)	(2,339)

Net loss attributable to non-controlling interest	-	309	-	278	309

Net income (loss) attributable to RADA Electronic Industries' shareholders	$877	$(1,049)	$707	$(564)	$(2,030)

Basic and diluted net income (loss) from continuing operations per ordinary share	$0.02	$(0.03)	$0.02	$(0.01)	$(0.05)
Basic and diluted net loss from discontinued operations per ordinary share	$0.00	$0.00	$0.00	$0.00	$(0.05)
Basic net income (loss) per ordinary share	$0.02	$(0.03)	$0.02	$(0.01)	$(0.05)
Diluted net income (loss) per ordinary share	$0.02	$(0.03)	$0.02	$(0.01)	$(0.05)
Weighted average number of ordinary shares used for computing basic net income per share	43,041,405	38,017,281	43,403,276	38,067,024	38,148,756
Weighted average number of ordinary shares used for computing diluted net income per share	44,002,634	38,570,290	44,302,325	38,680,072	38,841,866